Exhibit (a)(7)

From: Motive Human Resources

Sent: August 05, 2008

To: Motive Employees

Subject: Motive, Inc. Corporate Action Emails

On July 16th, Alcatel-Lucent (ALU) initiated its offer to purchase Motive (tender offer). As part of this process, employees who are Motive shareholders have begun to receive communication regarding their Motive stock. This communication is typically initiated by the broker with whom you hold your shares (for example, E*Trade, Charles Schwab, Morgan Stanley) and is a request for you to participate in the offer by tendering your shares. At this point, you are committing to sell your shares by tendering them for inclusion in the purchase; you are not actually selling them until the deal closes and you will not receive any funds until that time.

Please be aware that each broker handles communication differently so you may receive information in a variety of ways, or in a different way from another shareholder (for example, by email, by US Mail, by phone, by “alert” when you logon to your account, using a third party website). You should also be aware that there may be a fee charged to complete the tender transaction. This is typical and will vary from broker to broker.

Finally, in addition to communication from your broker, you may also receive a follow-up phone call from someone at a company called D.F. King. D.F. King is the Information Agent for the Offer. Their job is to contact shareholders on behalf of ALU, remind you of the offer, check to make sure you have received the offer materials from your broker, and answer any questions needed for you to make your decision to tender.

Because the different parties involved act independently and have their own processes, we cannot tell you exactly what to expect. Likewise, while the Board of Directors recommends that shareholders accept the offer and tender their shares, it is your decision to do so or not. We encourage you to read the Offer to Purchase document (see link below), including the short Q&A on pp 5-6. We further recommend you call your broker with any specific questions about their process and/or call D.F. King with any general questions (see contact # on the Offer).

Link to Offer to Purchase:

http://www.sec.gov/Archives/edgar/data/886125/000095015308001256/p75873exv99wxayx1yxay.htm#101